UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on August 14, 2026, titled “Foresight Reports Second Quarter 2026 and First Half 2026 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Consolidated Financial Statements as of June 30, 2026, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.3.

The bullet points of the section titled “First Half 2026 Highlights,” the sections titled “Second Quarter 2026 Financial Results,” “First Half 2026 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the GAAP financial statements in the press release attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709, 333-286221 and 333-292104) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653, 333-280778 and 333-293074), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on August 14, 2026, titled “Foresight Reports Second Quarter 2026 and First Half 2026 Financial Results.”
99.2	Foresight Autonomous Holdings Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2026.
99.3	Foresight Autonomous Holdings Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: August 14, 2026	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer